Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

SUPERCONDUCTOR TECHNOLOGIES INC.

Superconductor Technologies Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies as follows:

1. That Section 1 of Article IV. of the Restated Certificate of Incorporation of the Company is hereby amended and restated to read in its entirety as follows:

Section 1. The Corporation is authorized to issue two classes of shares to be designated respectively Common Stock and Preferred Stock. The total number of shares of Common Stock which the Corporation shall have authority to issue is 80,000,000 shares, having a par value of $0.001 per share (the “Common Stock”), and the total number of shares of Preferred Stock this Corporation shall have authority to issue 10,000,000 shares, having a par value of $0.001 per share (the “Preferred Stock”).

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issuance of shares of that series, to determine the designation of any series, and to fix the number of shares of any series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

The Corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock.

2. That the foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by approval of the Board of Directors of the Company by unanimous written consent on September 8, 2021, and by the affirmative vote of the holders of at least a majority of the outstanding Common Stock of the Company entitled to vote thereon at the meeting of stockholders on August 10, 2021.

3. The effective time of the amendment herein certified shall be 12:02 a.m. Eastern Time on September 9, 2021.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Restated Certificate of Incorporation to be duly executed by its authorized officer this 8th day of September, 2021.

SUPERCONDUCTOR TECHNOLOGIES INC.

By:	/s/ William J. Buchanan
William J. Buchanan Chief Financial Officer